DISCOUNT PRINT USA, INC.

5125 W. Oquendo Road, STE 9

Las Vegas, Nevada 89118

February 17, 2026

Mr. Evan Bloomberg

Re:Rescission of All Agreements Related to

Acquisition of Jubilee Technologies LLC

Dear Mr. Bloomberg:

This letter will serve to confirm our agreement to rescind all agreements related to the acquisition of Jubilee Technologies LLC, a Wyoming limited liability company (“Jubilee”), by Discount Printing USA, Inc., a Wyoming corporation (“DPUI”), including, without limitation, that certain Agreement and Plan of Reorganization between DPUI and Jubilee dated May 19, 2025, and effective as of July 1, 2025 (the “Reorganization Agreement”), and that certain Shareholder Voting Agreement dated May 19, 2025 (the “Voting Agreement”), it being our mutual agreement that this rescission is in the best interests of DPUI, Jubilee and you, individually.

Our agreement to rescind is based, foundationally, on mistake of fact. Specifically, neither DPUI nor Jubilee was aware of the fact that the structure of the acquisition transaction embodied by the Reorganization Agreement would not eliminate DPUI’s having to include historical financial statements for Jubilee in future Regulation A offerings. This reality is exacerbated by the circumstance that DPUI has been unable to confirm properly Jubilee’s historical financial information, as well as the financial information provided for the reporting periods through December 31, 2025. Further, certain “closing” actions associated with the Reorganization Agreement, including the issuance of 250,000,000 shares of DPUI common stock to you and your executing certain required board actions, were, in fact, never completed. Finally, you have not participated as a DPUI board member.

Based on the foregoing, and for good and valuable consideration, it is our agreement to rescind the Reorganization Agreement and the Voting Agreement, effective December 31, 2025, and restore DPUI and Jubilee to their statuses quo ante.

Should the foregoing accurately reflect our agreement, you need not reply to this letter, and the rescission of the Reorganization Agreement and the Voting Agreement will be effected. In this regard, please find the attached Assignment of the Jubilee membership interest back to you.

Thank you for your attention.

Sincerely,

/s/ Ronald Miller

Ronald Miller

Chief Executive Officer

ASSIGNMENT OF SECURITIES

For good and adequate consideration, the receipt and adequacy of which is acknowledged, the undersigned, Discount Print USA, Inc., a Wyoming corporation (“Assignor”), conveys, transfers and assigns to Evan Bloomberg, as assignee, all of Assignor’s right, title and interest in and to the following securities:

100% of the Limited Liability Company Membership Interests of Jubilee Technologies LLC, a Wyoming limited liability company.

This Assignment of Securities is made and received to be effective on the 31st day of December, 2025.

ASSIGNOR:

DISCOUNT PRINT USA, INC.

By: /s/ Ronald Miller

Ronald Miller

Chief Executive Officer

ASSIGNMENT OF SECURITIES    |   PAGE SOLO